                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                                DENAmerica Corp.
                                ----------------
                                 Name of Issuer


                 Common Stock, $.10 par value per share Class A
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  248225-10-4
                                  -----------
                                 (CUSIP Number)



    Check the following box if a fee is being paid with this statement [ ]


                               Page 1 of 8 Pages

CUSIP NO. 248225-10-4                                    Page 2 of 8 Pages

--------------------------------------------------------------------------------
1)   Names of Reporting Persons                  BankBoston Corporation
     S.S. or I.R.S. Identification               (04-2471221)
     No. of Above Persons
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                   (a)
     if a Member of a Group                      (b)
     (See Instructions)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                      Holding Company-Massachusetts
--------------------------------------------------------------------------------
Number of Shares                       (5)  Sole Voting Power          2,124,352
Beneficially                           (6)  Share Voting Power
Owned by Each                          (7)  Sole Dispositive
Reporting Person                                     Power             2,124,352
With                                   (8)  Shared Dispositive
                                                     Power             0
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                    2,124,352
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
________________________________________________________________________________
11)  Percent of Class Represented
     by Amount in Row 9                                                15.8%
--------------------------------------------------------------------------------
12)  Type of Reporting Person
     (See Instructions)                 HC

CUSIP NO. 248225-10-4                                Page 3 of 8 Pages

--------------------------------------------------------------------------------
1)   Names of Reporting Persons                  BancBoston Ventures Inc.
     S.S. or I.R.S. Identification               (04-6013165)
     No. of Above Persons
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                   (a)
     if a Member of a Group                      (b)
     (See Instructions)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                                Massachusetts
--------------------------------------------------------------------------------

Number of Shares                       (5)  Sole Voting Power          2,124,352
Beneficially                           (6)  Share Voting Power         0
Owned by Each                          (7)  Sole Dispositive
Reporting Person                                     Power             2,124,352
With                                   (8)  Shared Dispositive
                                                     Power             0
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                    2,124,352
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
--------------------------------------------------------------------------------
11)  Percent of Class Represented
     by Amount in Row 9                                                15.8%
--------------------------------------------------------------------------------
12)  Type of Reporting Person
     (See Instructions)                          IV

                                                   Page 4 of 8 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

Item 1.
(a)            Name of Issuer:                   DENAmerica Corp.
               --------------
(b)            Address of Issuer's               7373 N. Scottsdale
               -------------------               Suite D-120
               Principal Executive               Scottsdale, AZ  85253
               -------------------
               Office:
               ------
Item 2.
        (a)    Name of Person                    BankBoston Corporation on its
               --------------                    own behalf as indirect owner
               Filing:                           and on behalf of its
               ------                            subsidiary, BancBoston Ventures



        (b)    Address of Principal              100 Federal Street
               --------------------              Boston, Massachusetts  02110
               Business Office or, if
               ----------------------
               none, Residence:
               ---------------

        (c)    Citizenship:                      Holding Company - Massachusetts
               -----------                       Investment Company -
                                                 Massachusetts

        (d)    Title Class of
               --------------
               Securities:                       Common, $.10 Par Value Class A
               ----------

        (e)    CUSIP Number:                     248225-10-4
               ------------
Item 3.

        This statement is filed pursuant to Rule 13d-1(b). The persons filing are a parent holding company, in accordance with Reg. section 240.13d-1(b)(ii)(G), and a bank, in accordance with Reg. section 240.13d-1(b)(ii)(B) of the Securities Exchange Act of 1934.

Item 4.       Ownership:
              ---------

        (a)   Amount Beneficially
              -------------------
              Owned:                             See Item 9, Cover Page
              -----
        (b)   Percent of Class:                  See Item 11, Cover Page
              ----------------
        (c)   Number of Shares as to Which
              ----------------------------
              Such Person Has
              ---------------
              (i)   Sole Power to Vote or to Direct the vote
              (ii)  Shared Power to Vote or to Direct the vote
              (iii) Sole Power to Dispose or Direct the Disposition of:
              (iv)  Shared Power to Dispose to or Direct the Disposition of:

                                              For (c), see Item 5-8, Cover Page

                                                   Page 5 of 8 Pages

Item 5. Ownership of Five Percent or less of a Class.
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        ---------------------------------------------------------------

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary which has Acquired
        ----------------------------------------------------------------------
        the Security Being Reported on by the Parent Holding Company:
        ------------------------------------------------------------

        Investment company as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 8. Identification and Classification of Member of the Group.
        --------------------------------------------------------

        Not Applicable.

Item 10. CERTIFICATION:
         -------------

         See Exhibit A

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

 .
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, completed and correct.

   Date:  February 16, 1999
   BankBoston Corporation

   By:
      -----------------------
   Name:  Robert T. Jefferson
          ----------------------------
   Print

   Title:  Comptroller
           -----------

                                                   Page 6 of 8 Pages


BancBoston Ventures Inc.


By:
   ---------------------------

Name:  Rosemary A. Gallagher
       ------------------------------
Print:


Title:  Chief Financial Officer, BancBoston Ventures Inc.
        -------------------------------------------------

                                                   Page 7 of 8 Pages

                                   EXHIBIT A
                                   ---------

                                   AGREEMENT


     The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1) that BankBoston Corporation may file a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of DENAmerica Corp. Common Stock, $.10 Par Value Class A, on behalf of itself and BancBoston Ventures.


Dated:  February 16, 1999

BankBoston Corporation


By:___________________________
     Robert T. Jefferson
     Comptroller

                                                   Page 8 of 8 Pages

BancBoston Ventures Inc.

By:
   ----------------------------

Name:  Rosemary A. Gallagher
       ----------------------------------------
Print:

Title: Chief Financial Officer, BancBoston Ventures Inc.
       -------------------------------------------------


              INCUMBENCY CERTIFICATE OF AUTHORIZED REPRESENTATIVE


     I, the undersigned, Timothy A. Gerhold, Assistant Clerk of BancBoston Ventures, Inc. do hereby certify that Rosemary A. Gallagher is a duly elected Chief Financial Officer of BancBoston Ventures Inc., and also has the power and authority to sign the attached Statements on Schedule 13G in the name and on behalf of BancBoston Ventures Inc.

     In witness whereof, I have set my hand and seal of BancBoston Ventures Inc. this ___th day of February, 1999.

                                 By:
                                    --------------------------
                                 Name: Timothy A. Gerhold
                                       Title:  Assistant Clerk